UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                        The Ashton Technology Group, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   045084-10-0
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                                 (CUSIP Number)

                             Mr. David N. Rosensaft
                            c/o Practical Group, Inc.
                        215 East 68th Street, Suite 12-O
                     New York, New York 10021 (212) 570-9191
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 30, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 20 pages

                                  SCHEDULE 13D
CUSIP No. 045084-10-0                                         Page 2 of 20 pages

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David N. Rosensaft
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2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |_|
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       PF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                             7      SOLE VOTING POWER
          NUMBER OF
           SHARES                   750,000   (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
          OWNED BY           8      SHARED VOTING POWER
            EACH
          REPORTING      -------------------------------------------------------
           PERSON            9      SOLE DISPOSITIVE POWER
            WITH                    750,000
                         -------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       750,000
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.92%
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14     TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

       This statement relates to shares of common stock, par value $.01 per share ("Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Company") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 2 to the Schedule 13D of David N. Rosensaft, originally filed with the Securities and Exchange Commission (the "Commission") on May 2, 1996 (the "Initial Filing"), as amended by Amendment No. 1 thereto filed with the Commission on July 10, 1996.

       This statement constitutes the second electronic amendment to the Initial Filing, and in accordance with Rule 13d-2(c) promulgated by the Commission, contains certain information previously disclosed by the Initial Filing. The information set forth in the Initial Filing is amended and restated as set forth herein.

Item 2.  Identity and Background

       (a). This statement is filed on behalf of David N. Rosensaft.

       (b). The business address of Mr. David N. Rosensaft is c/o Practical Group, Inc., 215 East 68th Street, Suite 12-O, New York, New York 10021.

       (c). The occupation of Mr. David N. Rosensaft is business consultant. Mr. David N. Rosensaft also serves as President of Practical Group, Inc. As of the date hereof, Mr. David N. Rosensaft is a consultant to the Company, although upon payment in full of the Purchase Price (as defined below) to Mr. David N. Rosensaft, such consulting arrangement with the Company will be voided.

       (d). Mr. David N. Rosensaft has not been convicted in any criminal proceeding during the past five years.

       (e). During the past five years, Mr. David N. Rosensaft has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f). David N. Rosensaft is a citizen of the United States of America.


                                                              Page 3 of 20 pages

Item 3.  Source and Amount of Funds or Other Consideration

       David N. Rosensaft acquired the Shares (as defined below) pursuant to an Agreement and Plan of Reorganization ("Reorganization Agreement") dated October 25, 1995, by and among the Company, Universal Trading Technologies Corporation, a Delaware corporation ("UTTC") and each of the then stockholders of UTTC, including Mr. David N. Rosensaft. Under the Reorganization Agreement, the Company issued and sold 1,100,000 shares of Common Stock to Mr. David N. Rosensaft in exchange for 1,666,667 shares of common stock of UTTC owned by Mr. David N. Rosensaft.

       On January 19, 1996, the Company and David N. Rosensaft executed a Stock Purchase Agreement, pursuant to which the Company purchased from David N. Rosensaft 200,000 shares of Common Stock held by David N. Rosensaft for an aggregate purchase price of $300,000. The purchase price was paid by the Company with a promissory note (the "Note") of the Company dated January 19, 1996. On April 19, 1997, the principal and all accrued interest on the Note becomes due and payable.

       On March 15, 1996, David N. Rosensaft granted to The Dover Group, Inc. ("Dover") options to purchase 150,000 shares of Common Stock owned by him. Dover paid David N. Rosensaft $.10 per share in consideration of the grant. These options were exercised by Dover on June 27, 1996 at an exercise price of $1.50 per share, with the $.10 per share being credited against such exercise price.

Item 4.  Purpose of Transaction

       The initial acquisition of the Shares was for investment purposes.

       The disposition of beneficial ownership of 750,000 shares of Common Stock by Mr. David N. Rosensaft is part of a plan of settlement, dated as of January 30, 1997 (the "Settlement Agreement"), for the resolution of certain disputes that have arisen among Mr. David N. Rosensaft, the Company, UTTC, Dover and Fredric W. Rittereiser ("Rittereiser"). Pursuant to the Settlement Agreement, Mr. David N. Rosensaft has agreed to sell the Shares to Dover, Rittereiser or his or its designee on April 10, 1997 in accordance with the terms and provisions of the Stock Purchase Agreement (as defined below). The Settlement Agreement is attached as Exhibit 99.1 hereto.

       The reporting person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

       According to the Form 10-QSB of the Company for the period ended December 31, 1996, the Company had 7,562,500 shares of its Common Stock issued and outstanding.


                                                              Page 4 of 20 pages

       As of the date hereof, Mr. David N. Rosensaft is the beneficial owner of 750,000 shares of Common Stock (the "Shares"), or 9.92% of the Company's Common Stock outstanding. Such ownership is direct. Mr. David N. Rosensaft has sole dispositive and voting power with respect to the Shares, except as described below.

     On January 30, 1997 Mr. David N. Rosensaft entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with the Company, Dover and Rittereiser, wherein Mr. David N. Rosensaft agreed to sell the Shares to Dover, Rittereiser or his or its designee ("Buyer") for a total purchase price of $2,000,000 (the "Purchase Price") on April 10, 1997 (the "Closing Date"). Pursuant to the Stock Purchase Agreement, Mr. David N. Rosensaft agreed that during the period from January 30, 1997 through the Closing Date, he will vote the Shares in any and all stockholder meetings in the same manner and proportion as all other shares of Common Stock are voted with respect to all matters, including any proposal that relates to the operation or management of the Company and proposals to elect or remove directors. The Stock Purchase Agreement is attached as Exhibit
99.2 hereto.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

       See Item 5.

       Additionally, in connection with the Company's initial public offering in May 1996, David N. Rosensaft agreed for a period of 13 months which will expire on June 2, 1997 ("Lock-up Period") not to sell the Shares without the prior written consent of First United Equities Corporation ("First United"), the underwriter of the Initial Public Offering.

Item 7.  Material to Be Filed as Exhibits

       The following exhibits are annexed hereto:

       99.1. Settlement Agreement dated as of January 30, 1997, by and among The Ashton Technology Group, Inc., Universal Trading Technologies Corporation, Fredric W. Rittereiser, The Dover Group, Inc and David N. Rosensaft.

       99.2. Attached as Exhibit A to the Settlement Agreement is the Stock Purchase Agreement by and among The Ashton Technology Group, Inc., The Dover Group, Inc., Fredric W. Rittereiser and David N. Rosensaft, dated January 30, 1997.


                                                              Page 5 of 20 pages

Signature


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 20, 1997                         /s/ David N. Rosensaft
---------------                        ----------------------
Date                                   Signature


                                       David N. Rosensaft
                                       ----------------------
                                       Name


                                                              Page 6 of 20 pages